March 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Majestic Silver Corp. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2019 (the "Annual Report") to be filed by the Company with the United States Securities and Exchange Commission (the "SEC"). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2019.

I, John Morton Shannon, P. Geo., General Manager / Principal Geologist of AMC Mining Consultants (Canada) Ltd. Canada, hereby consent to the use of my name, in the Annual Report and in the Registration Statement on Form F-10 (File No. 333-227855) of the Company (the "Registration Statement"), in connection with reference to my involvement in the preparation of the "San Dimas Property, San Dimas District, Durango and Sinaloa State, Mexico, Technical Report for Primero Mining Corp." dated April 18, 2014 (the "Technical Report") and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Yours truly,

"John Morton Shannon"
John Morton Shannon, P. Geo.